

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

September 25, 2009

Mark J. DeCesaris
Acting Chief Financial Officer
50 Rockefeller Plaza
New York, NY 10020

> **Re:** **W.P. Carey & Co. LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009**
> **File No. 001-13779**

Dear Mr. DeCesaris:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3498 with any other questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant